Exhibit 99.4

Asahi Kasei’s recommended offer for Calliditas 28 May 2024

2 About Asahi Kasei’s recommended offer Asahi Kasei has offered SEK [ ● ] in cash for each share and SEK [ ● ] in cash for each ADS – The Offer values the company on a fully diluted basis at SEK [ ● ] – The Offer represents a premium of [ ● ] per cent compared to the closing price of the shares on 27 May 2024 of SEK [ ● ]* The board has unanimously recommended that shareholders accept the Offer. The recommendation is supported by an opinion provided by Lazard AB Shareholders representing [ ● ] per cent of all shares have irrevocably undertaken to accept the Offer and those representing [ ● ] per cent have confirmed their intention to accept Completion of the Offer is conditional on acceptance by >90% of shareholders (fully diluted) and to be waivable, and regulatory approvals in France, Sweden, [Germany] and the US and is expected to close in Q3, subject to any extensions * Source for Calliditas Therapeutics’ share price: Nasdaq Stockholm. Source for Calliditas Therapeutics’ ADS price: Nasdaq Global Select Market.

3 About Asahi Kasei Asahi Kasei is a global $20bn revenue conglomerate, with more than 40,000 employees worldwide, that provides innovative, science - based solutions to a diverse range of markets in the Material, Homes, and Health Care business sectors In the last twelve months, Asahi Kasei has generated over $2 billion in EBITDA and has over $2 billion in cash and cash equivalents on its balance sheet as of December 30, 2023 Its health care operations include devices and systems for acute critical care, dialysis, therapeutic apheresis, transfusion, an d manufacture of biotherapeutics, as well as pharmaceuticals and diagnostic reagents, and seek to address the increasing unmet medical needs of maturing societies and their aging populations Products include Teribone ®, a treatment for osteoporosis, Elcitonin ®, a synthetic calcitonin derivative, Bredinin ® an immunosuppressant used following renal transplant Their Mission is to sincerely care for each individual life and solve their unmet medical needs with a wealth of ideas and so lid science, and their Vision is to realize a society where no one should have to give up doing what they love due to illness

4 Track record of successful acquisition integration - Veloxis Asahi Kasei has a long - established global presence and a proven track record of completing substantial acquisitions with successful post - acquisition integration – In 2020, Asahi Kasei Corp acquired Veloxis Pharmaceuticals (“ Veloxis ”), listed in Denmark, headquartered in Cary, North Carolina, USA, a fully integrated specialty pharmaceutical company – Veloxis is committed to improving the lives of transplant patients and is focused on the global development and commercialization of medications utilized by transplant patients and by patients with serious related diseases – Its lead product, ENVARSUS XR, is indicated for the prophylaxis of organ rejection in kidney transplant patients. It generated sales worth ~ $220m in 2023, an ~19% increase over 2022

5 Rationale for the transaction Asahi Kasei is focused on building a global nephrology franchise and has recognized the exceptional capabilities and skills of Calliditas’ management and staff We are highly complementary to their existing geographic and therapeutic areas, and their track record in post transaction integration makes them an excellent partner for us This offer is about growth, with a focus on providing innovative medicines to patients with renal disease as well as adding a late - stage pipeline Through the offer, Asahi Kasei will: – solidify its presence in the U.S. market by expanding its sales structure for renal and autoimmune disease fields – establish a presence in Europe, initially focused on R&D activities – expand the breadth of opportunities that leverage its platform as a global pharmaceutical company